Exhibit 99.1

Ascentage Pharma Chairman and CEO Dr. Dajun Yang Named to The Medicine Maker Power List 2026

ROCKVILLE, MD, and SUZHOU, China, July 26, 2026 — Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies to address unmet medical needs in cancer, today announced that its Chairman and Chief Executive Officer, Dr. Dajun Yang, has been named to The Medicine Maker Power List 2026, ranking No. 3 among the Top 10 in the Small Molecules category. Published annually, the Power List recognizes global leaders across small molecules, biopharma and advanced therapies. Nominated by industry peers worldwide and selected by a panel of expert judges, the Power List celebrates individuals whose work continues to advance drug discovery, manufacturing innovation and patient access to innovative medicines. The 2026 edition honors 60 distinguished leaders from across the global pharmaceutical industry.

The Medicine Maker is a leading international publication serving the global pharmaceutical industry, covering the full spectrum from drug discovery and CMC development to industrialization and commercialization. Since its launch, the annual Power List has featured industry leaders, renowned scientists and other distinguished figures from across the global pharmaceutical industry whose work continues to advance pharmaceutical innovation and has become an important benchmark of leadership and industry impact.

Dr. Dajun Yang’s Profile in The Medicine Maker’s Power List 2026:

“Dajun co-founded Ascentage Pharma in 2009 and has spent more than 30 years working in oncology, apoptosis pathways, and innovative drug development. Under his leadership, Ascentage has advanced a pipeline of small molecule cancer therapies with global first- and best-in-class potential, including olverembatinib, the first third-generation BCR-ABL tyrosine kinase inhibitor approved in China.

In July 2025, Ascentage secured approval in China for lisaftoclax in chronic lymphocytic leukemia and small lymphocytic lymphoma, making it only the second Bcl-2 inhibitor approved anywhere in the world since venetoclax in 2016.

Dajun is now leading several global Phase III programs, including studies of olverembatinib and lisaftoclax across hematologic cancers and solid tumors, while also advancing newer approaches such as targeted protein degradation.”

For more than three decades, Dr. Yang has remained committed to advancing global innovation in oncology drug development with a focus on addressing significant unmet medical needs. Under his leadership, Ascentage Pharma has successfully commercialized two innovative therapies, olverembatinib and lisaftoclax, both of which filled important gaps in clinical treatment. The Company is currently advancing multiple global registrational Phase III clinical studies, four of which have been cleared by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Notably, lisaftoclax is currently the only Bcl-2 inhibitor being evaluated in a global registrational Phase III study for patients with higher-risk myelodysplastic syndromes (MDS), with the potential to address a longstanding unmet clinical need in this setting.

Under Dr. Yang’s leadership, the Company has also completed one of the largest business development transactions involving an innovative small molecule company in China. Following its listing on the Hong Kong Stock Exchange in October 2019 and its Nasdaq listing in January 2025, Ascentage Pharma became the first biopharmaceutical company to achieve dual primary listings by listing first in Hong Kong and subsequently in the United States.

Dr. Dajun Yang stated: “I am honored to be included in The Medicine Maker Power List 2026. This recognition is not only a personal honor, but also a recognition of the Ascentage Pharma team’s longstanding dedication to global innovation in small molecule drug discovery. Developing innovative medicines is a long-term endeavor. We will continue to address unmet medical needs worldwide by advancing our apoptosis-targeted innovation pipeline, accelerating our global development efforts, and bringing more innovative medicines to patients around the world.”

*	Olverembatinib and lisaftoclax are currently under investigation and have not yet been approved by the US FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, as well as an FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA- cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.